Exhibit 99.1

Level 7, 151 Macquarie Street

Sydney

NSW 2000

Australia

11 April 2013

ASX Market Announcements

ASX Limited

Level 4, Exchange Centre

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

Share Purchase Plan – notice under ASIC CO 09/425

Prima BioMed Ltd (ASX: PRR) (Prima) gives notice that within 24 hours it will make offers to issue shares under a share purchase plan without disclosure to investors under Part 6D.2 of the Corporations Act 2001 (Cth) (Corporations Act).

This notice is being given under Australian Securities and Investments Commission Class Order 09/425, titled ‘Share and interest purchase plans’.

At the date of this notice, Prima has complied with the provisions of Chapter 2M of the Corporations Act as they apply to Prima and section 674 of the Corporations Act.

There is no information that is excluded information as at the date of this notice (in accordance with the requirements of subsections 708A(7) and (8) of the Corporations Act as if this notice were a notice under paragraph 708A(5)(e) of the Corporations Act).

Yours sincerely

Deanne Miller
General Counsel & Company Secretary